

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 23, 2011

Via E-mail
Craig C. McGlinchey
Controller
Paccar Financial Corp.
777 106th Ave. N.E.
Bellevue, Washington 98004

Re: **Paccar Financial Corp.**
       December 31, 2010 Form 10-K
       Filed March 1, 2011
       June 30, 2011 Form 10-Q
       Filed August 8, 2011
       September 30, 2011 Form 10-Q
       Filed November 7, 2011
       Response Dated November 1, 2011
       File No. 001-11677

Dear Mr. McGlinchey:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

June 30, 2011 Form 10-Q

Note B – Finance and Other Receivables, page 7

1. We note your response to comment 2c in your letter dated November 1, 2011 in which you indicate that you have only modified accounts that were expected to fully pay all contractual amounts due, including accrued interest during the period of delay. Please

clarify for us the facts and circumstances in which an account is granted a short term extension in which you expect to receive all contractual amounts due but is considered impaired with impairment measured under ASC 310-10.

2. We note your response to comments 4 and 5 in your letter dated November 1, 2011.

    a. In response to comment 5b, you indicate that you believe switching to a policy of using quoted interest rates from a three month period as opposed to a one month period in determining the market rate of interest used in your TDR assessment is a more representational comparison of market interest rates. Please explain to us why you believe using three months of data is more representational of market interest rates at the time of a modification. Also explain to us the impact on the calculated interest rates for 2011 for C and D customers from using the past three months as compared to using the most recent month.

    b. In response to comment 5b, you indicate that you believe switching to a policy of using one standard deviation as opposed to two standard deviations in assessing whether a modified interest rate is at market is a more representational comparison of market interest rates. Please explain to us why you believe using one standard deviation is more representational of market interest rates at the time of a modification. Also explain to us the impact on the range of market interest rates for 2011 from using one standard deviation as compared to using two standard deviations.

    c. We note you use interest rates charged for new equipment lending transactions in determining the market rate of interest used in your TDR assessment. Please tell us why you use interest rates for new equipment as compared to used equipment since the equipment serving as collateral in the modified transaction is used. Please tell us if you have a different matrix pricing structure for lending transactions with used equipment versus new equipment serving as collateral. If so, explain to us the relevant differences and specifically tell us whether the interest rates charged are higher for used lending transactions for customers with the same credit score.

    d. We note you use quoted interest rates on transactions lost to competition in determining the market rate of interest used in your TDR assessment. Please tell us why you believe these rates are relevant since they do not represent a lending transaction that occurred in the market place.

    e. Please provide us the interest rate range in your matrix pricing structure and any other relevant pricing information, credit scoring information and underwriting standards related to customers receiving the lowest credit score. Specifically tell us if customers must meet minimum underwriting standards or whether you will lend to all potential customers. Also, tell us the actual range of interest rates quoted to D customers during 2011.

f. If you have minimum underwriting standards for new customers, please tell us if you had any credit modifications not classified as TDRs that did not meet the minimum underwriting standards. If so, explain how you determined that the interest rates offered were market rate considering that your new customers were not of equivalent credit quality.

g. Please provide us an analysis that includes the following information:

   i.   the number of credit modifications by updated credit score for each month in 2011.

   ii. the calculated market interest rate used in your TDR analysis for each month in 2011 for C and D customers (assuming that most updated credit scores resulted in C and D grades).

   iii. the interest rates noted in ii. above excluding quoted interest rates on transactions lost to competition.

   iv. the range of interest rates within one standard deviation for each of the interest rates included in ii. above.

h. Please provide us a quantitative and qualitative analysis that supports your policy that modified interest rates within one standard deviation of comparable new business rates represents a market interest rate.

i. Please tell us the number of credit modifications in 2011 in which the interest rate increased, decreased, and stayed the same as compared to the existing contract.

3. We note your response to comment 10 in your letter dated November 1, 2011. When the impact of classifying delinquent customer balances as current upon modification is significant, please discuss this impact on your delinquency statistics and trends.

4. We note your response to comment 11 in your letter dated November 1, 2011. You state that you pool modified receivables, not determined to be impaired (including those that are TDRs) with non-modified receivables. Please clarify this statement since all TDRs are considered to be impaired. Refer to ASC 310-40-35-10. Also, clarify if you pool TDRs and non-TDRs in measuring impairment. If you do, please explain to us how this accounting policy is consistent with the guidance in ASC 310-10-35-21 which states that impaired loans may be aggregated with other impaired loans.

5. We note your response to comment 11 in your letter dated November 1, 2011. You state that you believe modified and non-modified loans have substantially similar credit risk characteristics and that you have a history of collecting approximately 94% of the balance of modified receivables which is similar to the approximately 98% results for non-modified receivables. We do not believe the qualitative and quantitative analysis provided adequately supports your assertion that modified receivables have similar credit risk characteristics with non-modified receivables since it appears that the loss rate on modified accounts is over three times higher as compared to the loss rate on non-modified accounts. Additionally, we note your statement in response to comment 12 that you recognize that modified accounts have a higher risk of loss.   Please revise your impairment policy to not pool modified with non-modified receivables. Please tell us the impact of this change on your allowance for loan losses at September 30, 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations – Allowance for Loan Losses, page 21

6. We note your response and proposed disclosure to comment 14 in your letter dated November 1, 2011. Your proposed disclosure appears reasonable. However, we could not locate any similar disclosure in your September 30, 2011 Form 10-Q. Please ensure that you include appropriate disclosure related to the impact of considering modified 30+ days past due account as current immediately after modification on your allowance for credit losses in all future filings.

September 30, 2011 Form 10-Q

Note B – Finance and Other Receivables

Impaired Loans, page 10

7. Please revise future filings to disclose the recorded investment in impaired loans for which there is no related allowance for credit losses determined in accordance ASC 310-10-35 or disclose that all impaired loans have a related allowance. Refer to ASC 310-10-50-15(a)(3)(ii)

Troubled Debt Restructurings, page 10

8. Please revise future filings to clarify your disclosure that, "For the three and nine months ended September 30, 2011, there was no change in the recorded investment for loans and leases modified as TDRs" considering that you also disclose that the balance of TDRs was $9.9 million at September 30, 2011 and $2.1 million at December 31, 2010.

Craig C. McGlinchey
Paccar Financial Corp.
December 23, 2011
Page 5

        You may contact Michael Volley at 202-551-3437 or me at 202-551-3492 if you have questions.


Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant
